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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69445

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Gatewood Advisors LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Broadway, Suite 2000
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Rafael Beck — 212-897-1690
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name - if individual, state last, first, middle name)

517 Route One	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



AFFIRMATION

I, Rafael Beck, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Gatewood Advisors LLC for the year ended June 30, 2019, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Rafael Beck
Signature

Financial and Operations Principal and CFO
Title

State of Florida
County of Palm Beach
Sworn to and subscribed to me on 08/27/2019

Ethan C. Lawrence
Notary Public

ETHAN C. LAWRENCE
Notary Public - State of Florida
Commission # GG 352930
My Comm. Expires Jul 8, 2023
Bonded through National Notary Assn.

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
          Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit.
[ ]   Report of Independent Registered Public Accounting Firm Regarding Rule 15c3-3
           Exemption.
[ ]   Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Gatewood Advisors LLC
Statement of Financial Condition
June 30, 2019
(With Report of Independent Registered Public Accounting Firm)

Gatewood Advisors LLC

Table of contents
June 30, 2019

Page(s)

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Gatewood Advisors LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Gatewood Advisors LLC (the "Company") as of June 30, 2019 and the related notes (collectively referred to as the "Financial Statement"). In our opinion, the Financial Statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This Financial Statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
August 27, 2019

Miami • Los Angeles • Cayman Islands

Gatewood Advisors LLC

Statement of Financial Condition
June 30, 2019

Assets

Cash	$	101,848
Other assets		6,520
Total assets	$	108,368

Liabilities and Member's Equity

Liabilities

Accounts payable	$	2,754
Total liabilities		2,754
Member's equity		105,614
Total liabilities and member's equity	$	108,368

The accompanying notes are an integral part of these financial statements.

Gatewood Advisors LLC

Notes to Statement of Financial Condition
June 30, 2019

1. **Organization and Business**

    Gatewood Advisors LLC (the "Company"), a wholly-owned subsidiary of Gatewood Capital Partners LLC (the "Parent"), is a limited liability company and was formed under the laws of the State of New York. The Company is registered with the Securities and Exchange Commission (the "SEC") as a broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

    The Company is a broker-dealer that provides business advisory services and serves as a broker for the private placement of securities.

    The liability of the Member is limited to the capital equity it has invested in the Company.

2. **Summary of Significant Accounting Policies**

    a. Basis of Presentation
    These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    b. Revenue Recognition
    On July 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09") under the modified retrospective method. ASU 2014-09, and related amendments, provide comprehensive guidance for recognizing revenue from contracts with customers. Revenue is recognized when the entity transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to in exchange for those goods or services. The guidance includes a five-step framework that requires an entity to: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocated the transaction price to the performance obligations in the contract, and (v) recognize revenue when the entity satisfies a performance obligation.

    The adoption of ASU 2014-09 did not materially change the Company's historical pattern of recognizing revenue for placement fees and advisory revenue. The Company has applied the guidance in ASU 2014-09 only to contracts that are not completed as of July 1, 2018.

    The Company earns fees by providing placement agent services to affiliated and unaffiliated entities pursuant to placement agent agreements. The customer in these contracts is generally the investment advisor or the fund entity that is retaining the Company as a placement agent. The Company considers the performance obligation in these contracts to be the promise to provide placement agent services, which it satisfies at a point in time when the customer receives and accepts the subscriptions submitted by the Company. The transaction price is the amount of consideration to which the Company expects to be entitled in exchange for transferring promised services to a customer.

c. Income Taxes

The Company is a "disregarded entity" for income tax purposes, as it is a wholly owned subsidiary of the Parent. The operations of the Company are included on the Parent's tax return, and flow through taxable income to the members of the Parent. Accordingly, no provision or liability for income taxes is included in the accompanying financial statements.

d. New Accounting Pronouncements

In February 2016, FASB issued ASU 2016-02, "Leases (Topic 842)." The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's lease arrangements will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the statement of financial condition, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance became effective on July 1, 2019. Management is currently evaluating the effect of adopting the new standard and does not expect the impact to be material to the Company's financial statements.

3. **Transactions with Related Parties**

The Company maintains an expense sharing agreement with the Parent. Pursuant to the agreement, the Parent funds some of the Company's expenses and provides accounting, administration, office space, office equipment, employee services, employee travel, professional and other services. The Parent incurs these costs and provides these services at no cost to the Company. The results of operations may have been materially different if the Company had operated as an independent company. The Company maintains a separate schedule of the expenses that are funded by the Parent and such, these expenses have not been recorded on the books of the Company.

The Company provides placement services to affiliates and non-affiliates. Pursuant to the terms of certain Placement Agent Agreements, the Company may or may not receive fees for the services it provides to the affiliates and non-affiliates.

At June 30, 2019, all of the accounts payable are due to the Parent.

4. **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2019, the Company had net capital of $99,094 which exceeded the required net capital by $94,094.

The Company does not hold customers' cash or securities. As such, the Company is not affected by SEC Rule 15c3-3.

5. **Concentration**

All cash deposits are held in a non-interest bearing account by one financial institution. The Company has not experienced any losses in such account and does not believe there to be any significant credit risk with respect to these deposits.

6. **Subsequent Events**

Management of the Company has evaluated events or transactions that have occurred since June 30, 2019 and determined that there are no material events that would require disclosure in the Company's financial statements.